Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS REPORTS

THIRD QUARTER 2018 RESULTS

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, November 1, 2018 – Brookfield Property Partners L.P. (NASDAQ: BPY; NASDAQ: BPR; TSX: BPY.UN) (“BPY”) today announced financial results for the quarter ended September 30, 2018.

“The successful acquisition of GGP Inc. marks the culmination of a five-year effort to consolidate all of our real estate investments, giving us direct ownership of our assets and cash flows, and increasing the flexibility of our balance sheet,” said Brian Kingston, chief executive officer.

Financial Results

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(US$ Millions, except per unit amounts)	2018	2017	2018	2017
Net income(1)	$722	$659	$2,796	$1,510
Company FFO(2)	$249	$236	$763	$731
Realized gains on LP Investments(3)	$67	$58	$73	$55

Net income per LP unit(4)	$0.44	$0.22	$1.79	$0.31
Company FFO per unit(5)	$0.31	$0.34	$1.04	$1.04
Company FFO and realized gains per unit(5)	$0.39	$0.42	$1.13	$1.11

Net income for the quarter ended September 30, 2018 was $722 million versus $659 million for the same period in 2017, reflective of higher fair value gains recognized this year in our Core Office segment.

Company FFO was $249 million ($0.31 per unit) for the quarter ended September 30, 2018, compared with $236 million ($0.34 per unit) for the same period in 2017. Growth was driven by the acquisition of GGP Inc. and improved same-property performance in our Core Office operations, offset by income recognized on the sale of residential condominiums in the prior year and the negative impact of foreign exchange. The current quarter Company FFO per unit reflects the issuance of an additional 272 million units in the acquisition of GGP. Realized gains on our LP investments was $67 million, primarily derived from the sale of a portfolio of self-storage assets in the U.S. during the quarter. In the prior period, we earned $58 million of realized gains on the sales of several office and multifamily assets in North America.

(1)	Consolidated basis – includes amounts attributable to non-controlling interests.
(2)	See "Basis of Presentation" and “Reconciliation of Non-IFRS Measures” in this press release for the definition and components.
(3)	“LP Investments” refer to BPY’s investments in Brookfield-sponsored private real estate funds.
(4)	Represents basic net income attributable to holders of LP units. IFRS requires the inclusion of preferred shares that are mandatorily convertible into LP units at a price of $25.70 without an add-back to earnings of the associated carry on the preferred shares.
(5)	Company FFO per unit and realized gains per unit are calculated based on 803.5 million (2017 – 704.0 million) and 737.1 million (2017 – 705.1 million) units outstanding for the three and nine months ended September 30, 2018, respectively. See reconciliation of basic net income in the "Reconciliation of Non-IFRS Measures" section in this press release.

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Operating Highlights

Our Core Office operations generated Company FFO of $136 million for the quarter ended September 30, 2018 compared to $126 million in the same period in 2017. This business generated 3% same-property growth, largely driven by leasing activity in Downtown New York and Washington, D.C.

Occupancy in our Core Office portfolio finished the quarter at 92.9% on 2.2 million square feet of total leasing, compared with 92.7% in the prior quarter and 91.8% in the prior-year period. New leases were signed at average rents approximately 11% higher than leases that expired during the quarter.

Through a pre-let agreement with Scotiabank, we launched the third and final phase of the Bay Adelaide Centre complex in Toronto. Scotiabank has signed a commitment to lease 420,000 square feet – approximately 51% of the building – for 15 years as the anchor tenant of Bay Adelaide Centre North.

Our Core Retail operations generated Company FFO of $146 million for the quarter ended September 30, 2018, compared to $128 million in the prior year period. This increase was largely attributable to the acquisition of the balance of GGP in late August, 2018.

Same-property Core Retail occupancy finished the third quarter of 2018 at 94.6%, compared to 94.2% in the prior quarter and 95.4% in the prior-year period. On a trailing 12-month basis, suite-to-suite leasing spreads were up 11.6% and NOI-weighted tenant sales per square foot were $744, an increase of 5% over the prior year.

Our LP Investments generated Company FFO of $74 million for the quarter ended September 30, 2018, compared to $88 million in the third quarter of the prior year. The decrease is primarily attributable to the sale of our European logistics portfolio and of a hospitality asset, offset in part by acquisition activity.

Three months ended Sept. 30,			Nine months ended Sept. 30,
(US$ Millions)	2018	2017	2018	2017
Company FFO by segment
Core Office	$136	$126	$438	$384
Core Office gain	-	-	-	60
Core Retail	146	128	381	357
LP Investments	74	88	253	246
Corporate	(107)	(106)	(309)	(316)
Company FFO(1)	$249	$236	$763	$731

(1) See "Basis of Presentation" and "Reconciliation of Non-IFRS Measures" below in this press release for the definitions and components.

Strategic Initiatives

Dispositions

During the third quarter, we advanced several of our capital recycling initiatives:

•	Reported last quarter, seeded into a new Brookfield Asset Management-sponsored New York City real estate venture, a 27.4% interest in our New York core office portfolio, for net proceeds of $1.4 billion to BPY.
•	Sold a portfolio of 112 self-storage assets for net proceeds of $128 million generated for BPY.
•	Sold the commercial office component at 685 Fifth Avenue for $135 million.
•	Sold seven triple net lease assets for $22 million ($6 million at BPY’s share).
•	Sold 60 acres of land earmarked for industrial development in the U.S. for $11 million ($3 million at BPY’s share).

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Subsequent to quarter-end:

•	Sold Queen’s Quay Terminal in Toronto for C$261 million, generating net proceeds of C$182 million.
•	Sold a 49.9% interest in office buildings at 50 & 60 Carrington Street in Sydney for A$237 million (A$75 million at BPY’s share).
•	Sold our 25% interest in Jean Edmonds Towers in Ottawa for C$47 million, generating net proceeds of C$27 million.
•	Sold the Highland Dallas hotel for $68 million, generating net proceeds of $11 million.

New Investments

The proceeds raised from asset sales were used to invest in our active development pipeline and to fund new acquisitions, including:

•	Closed on the acquisition of GGP Inc. for approximately $15 billion.
•	Reached an agreement to acquire Forest City Realty Trust, Inc. for $25.35 per share in an all-cash transaction valued at approximately $11.4 billion (approximately $2.9 billion at BPY’s share).
•	Acquired a mixed-use development site at Mott Haven in Bronx, NY for $165 million.
•	Acquired a 90% interest in a multifamily property powered by Niido – an Airbnb-friendly apartment concept – in Nashville for $90 million.
•	Acquired two class A logistics parks totaling 192,000 square feet in Sao Paulo, Brazil for $108 million ($29 million at BPY’s share).

Balance Sheet Update

During the quarter, we executed on the following transactions to increase our balance sheet flexibility, increase liquidity and extend the maturity of our debt:

•	Issued C$300 million of medium-term unsecured notes at an interest rate of 4.346% maturing on July 3, 2023.
•	Retired a corporate unsecured revolving credit facility following repayment of the remaining drawn amount of $653 million.
•	Financed Bay Adelaide North, with a C$350 million construction facility for a four-year term with a one-year extension option, at a rate of Banker’s Acceptance + 1.40%.
•	Subsequent to quarter-end, issued C$500 million of medium-term unsecured notes at a weighted average interest rate of 4.166% and an average term to maturity of 3.3 years, with proceeds being used to retire other corporate debt.

Distribution Declaration

The Board of Directors has declared the quarterly distribution of $0.315 per unit payable on December 31, 2018 to unitholders of record at the close of business on November 30, 2018.

The quarterly distributions are declared in U.S. dollars. Registered unitholders residing in the United States shall receive quarterly cash distributions in U.S. dollars and registered unitholders not residing in the United States shall receive quarterly cash distributions in the Canadian dollar equivalent, based on the Bank of Canada exchange rate on the record date. Registered unitholders residing in the United States have the option, through Brookfield Property Partners’ transfer agent, AST Trust Company (Canada) ("AST"), to elect to receive quarterly cash distributions in the Canadian dollar equivalent and registered unitholders not residing in the United States have the option through AST to elect to receive quarterly cash distributions in U.S. dollars. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held to discuss their options regarding distribution currency.

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Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly letter to unitholders and supplemental information package can be accessed before the market open on November 1, 2018 at bpy.brookfield.com. This additional information should be read in conjunction with this press release.

* * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO (“Company FFO”) and net income attributable to unitholders.

Company FFO and net income attributable to unitholders are also presented on a per unit basis. NOI, same-property NOI, FFO, Company FFO and net income attributable to unitholders do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Partnership uses NOI, same-property NOI, FFO, Company FFO and net income attributable to unitholders to assess its operating results. These measures should not be used as alternatives to Net Income and other operating measures determined in accordance with IFRS, but rather to provide supplemental insights into performance. Further, these measures do not represent liquidity measures or cash flow from operations and are not intended to be representative of the funds available for distribution to unitholders either in aggregate or on a per unit basis, where presented.

NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. As NOI includes the revenues and expenses directly associated with owning and operating commercial property and hospitality assets, it provides a measure to evaluate the performance of the property operations.

Same-property NOI is a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows the Partnership to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance from investing activities and “one-time items,” which for the historical periods presented consist primarily of lease termination income.

FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property (except gains (losses) related to properties developed for sale), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. The Partnership’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. In addition to the adjustments prescribed by NAREIT, the Partnership also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of its subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if the Partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. The Partnership’s FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. FFO provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs.

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Company FFO is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest and the FFO that would have been attributable to unitholders’ shares of GGP, if all outstanding warrants of GGP were exercised. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the Partnership’s stated plans for settling the warrants on such a basis. The warrants were exercised in the fourth quarter of 2017. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the Partnership insight into these trends for the real estate operations, by adjusting for non-real estate components.

Net income attributable to unitholders is defined as net income attributable to holders of general partnership units and limited partnership units of the Partnership, redeemable/exchangeable and special limited partnership units of Brookfield Property L.P. and limited partnership units of Brookfield Office Properties Exchange LP. Net income attributable to unitholders is used by the Partnership to evaluate the performance of the Partnership as a whole as each of the unitholders participates in the economics of the Partnership equally. In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred units in the basic average number of units outstanding.

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About Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier commercial real estate companies, with approximately $86 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners L.P. is listed on the Nasdaq stock market and the Toronto stock exchange. Brookfield Property REIT is listed on the Nasdaq stock market. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $300 billion in assets under management.

Please note that BPY’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found at bpy.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners' investor relations app, which offers access to SEC filings, press releases, presentations and more, please click here to download on your iPhone or iPad. To download the app on your Android mobile device, please click here.

Brookfield Contact:

Matthew Cherry

Senior Vice President, Investor Relations and Communications

Tel: (212) 417-7488 / Email: matthew.cherry@brookfield.com

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Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access BPY’s third quarter 2018 results as well as the letter to unitholders and supplemental information on BPY’s website at bpy.brookfield.com.

The conference call can be accessed via webcast on November 1, 2018 at 11:00 a.m. Eastern Time at bpy.brookfield.com or via teleconference by dialing +1 (844) 358-9182 toll-free in the U.S. and Canada or for overseas calls, dial +1 (478) 219-0399, conference ID: 1992595, at approximately 10:50 a.m. A recording of the teleconference can be accessed by dialing +1 (855) 859-2056 toll-free in the U.S. or Canada or for overseas calls, dial +1 (404) 537-3406, conference ID: 1992595.

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CONSOLIDATED BALANCE SHEETS

	Sep. 30,	Dec. 31,
(US$ Millions)	2018	2017
Assets
Investment properties	$73,957	$51,357
Equity accounted investments in properties	21,940	19,761
Property, plant and equipment	6,863	5,457
Participating loan notes	266	517
Financial assets	216	176
Accounts receivable and other	5,506	4,155
Cash and cash equivalents	2,444	1,491
Assets held for sale	391	1,433
Total Assets	$111,583	$84,347
Liabilities and Equity
Corporate debt obligations	$1,991	$1,359
Funds subscription facilities	2,116	432
Asset-level debt obligations	44,481	33,401
Subsidiary borrowings	5,793	1,692
Capital securities	3,724	4,165
Deferred tax liability	2,659	2,888
Accounts payable and other liabilities	4,913	3,970
Liabilities associated with assets held for sale	148	1,316
Total liabilities	65,825	49,223
Equity
Limited partners	11,213	7,395
General partner	4	6
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	12,684	14,500
Limited partner units of Brookfield Office Properties Exchange LP	96	285
Class A shares of Brookfield Property REIT Inc.	4,277	-
Interests of others in operating subsidiaries and properties	17,484	12,938
Total Equity	45,758	35,124
Total Liabilities and Equity	$111,583	$84,347

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CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended Sep. 30,		Nine Months Ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Commercial property and hospitality revenue	$1,753	$1,476	$4,938	$4,325
Direct commercial property and hospitality expense	(793)	(668)	(2,250)	(1,989)
	960	808	2,688	2,336
Investment and other revenue	75	34	161	232
Share of net earnings from equity accounted investments	65	371	581	897
	1,100	1,213	3,430	3,465
Expenses
Interest expense	(632)	(493)	(1,689)	(1,475)
Depreciation and amortization	(81)	(69)	(229)	(201)
General and administrative expense	(241)	(147)	(593)	(454)
Investment and other expense	(17)	(1)	(17)	(123)
	129	503	902	1,212
Fair value (losses) gains, net	556	339	1,943	717
Income tax (expense)	37	(183)	(49)	(419)
Net income	$722	$659	$2,796	$1,510

Net income attributable to:
Limited partners	$144	$61	$532	$88
General partner	-	-	-	-
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	206	104	857	149
Limited partner units of Brookfield Office Properties Exchange LP	2	3	16	4
Class A shares of Brookfield Property REIT	28	-	39	-
Interests of others in operating subsidiaries and properties	342	491	1,352	1,269
	$722	$659	$2,796	$1,510

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RECONCILIATION OF NON-IFRS MEASURES

	Three Months Ended Sep. 30,		Nine Months Ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Commercial property and hospitality revenue	$1,753	$1,476	$4,938	$4,325
Direct commercial property and hospitality expense	(793)	(668)	(2,250)	(1,989)
NOI	960	808	2,688	2,336
Investment and other revenue	75	34	161	232
Share of equity accounted income excluding fair value gains	117	189	548	649
Interest expense	(632)	(493)	(1,689)	(1,475)
General and administrative expense	(241)	(147)	(593)	(454)
Investment and other expense	(17)	(1)	(17)	(123)
Depreciation and amortization of non-real estate assets	(11)	(7)	(28)	(24)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(128)	(186)	(509)	(515)
FFO	123	197	561	626
Depreciation and amortization of non-real estate assets, net(1)	9	7	24	20
Transaction costs(1)	103	10	136	26
Gains/losses on disposition of non-investment properties(1)	1	(1)	4	(1)
Imputed Interest(2)	13	8	38	22
FFO from GGP Warrants(3)	-	15	-	38
Non-controlling interests - Company FFO	-	-	-	-
Company FFO	$249	$236	$763	$731

FFO	123	197	561	626
Depreciation and amortization of real estate assets	(70)	(62)	(201)	(177)
Fair value (losses) gains, net	556	339	1,943	717
Share of equity accounted income - Non FFO	(52)	182	33	248
Income tax (expense) benefit	37	(183)	(49)	(419)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	(214)	(305)	(843)	(754)
Non-controlling interests of others in operating subsidiaries and properties	342	491	1,352	1,269
Net income	$722	$659	$2,796	$1,510

(1)	Presented net of non-controlling interests on a proportionate basis.
(2)	Represents imputed interest on commercial developments accounted for under the equity method under IFRS
(3)	Represents incremental FFO that would have been attributable to the partnership's shares of GGP, if all outstanding warrants of GGP had been exercised including the dilution to FFO as a result of the issuance of additional common shares by GGP to give effect to the warrant exercise. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the partnership’s settlement of the warrants on such a basis. The warrants were exercised in the fourth quarter of 2017.

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NET INCOME PER UNIT

	Three months ended
	Sep. 30, 2018			Sep.30, 2017
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$380	803.5	$0.47	$168	704.0	$0.24
Number of units on conversion of preferred shares(1)	-	70.0	-	-	70.0	-
Basic per IFRS	380	873.5	0.44	168	774.0	0.22
Dilutive effect of conversion of capital securities and options(2)	7	19.9	0.35	-	0.4	-
Fully-diluted per IFRS	$387	893.4	$0.43	$168	774.4	$0.22

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
(2)	For the three months ended September 30, 2017, the conversion of capital securities was anti-dilutive and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Three months ended
	Sep. 30, 2018			Sep.30, 2017
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$380	803.5	$0.47	$168	704.0	$0.24
Dilutive effect of conversion of preferred shares(1)	29	70.0	0.41	29	70.0	0.41
Dilutive effect of conversion of capital securities and options	7	19.9	0.35	5	17.6	0.28
Fully-diluted per management	$416	893.4	$0.47	$202	791.6	$0.26

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.

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NET INCOME PER UNIT

	Nine months ended
	Sep. 30, 2018			Sep.30, 2017
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$1,444	737.1	$1.96	$241	705.1	$0.34
Number of units on conversion of preferred shares(1)	-	70.0	-	-	70.0	-
Basic per IFRS	1,444	807.1	1.79	241	775.1	0.31
Dilutive effect of conversion of capital securities and options(2)	20	18.4	1.09	-	0.8	-
Fully-diluted per IFRS	$1,464	825.5	$1.77	$241	775.9	$0.31

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
(2)	For the nine months ended September 30, 2017, the conversion of capital securities was anti-dilutive and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Nine months ended
	Sep. 30, 2018			Sep.30, 2017
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$1,444	737.1	$1.96	$241	705.1	$0.34
Dilutive effect of conversion of preferred shares(1)	88	70.0	1.26	88	70.0	1.26
Dilutive effect of conversion of capital securities and options	20	18.4	1.09	21	25.6	0.82
Fully-diluted per management	$1,552	825.5	$1.88	$350	800.7	$0.44

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.

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